                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                          AMERICA WEST AIRLINES, INC.
                                (Name of Issuer)

                      Class A Common Stock, $.01 par value
                      Class B Common Stock, $.01 par value
                   WARRANTS TO PURCHASE CLASS B COMMON STOCK
                         (Title of Class of Securities)

                                   023650 302
                                   023650 203
                                   023650 112
                                (CUSIP Numbers)

                              Gary E. Risley, Esq.
                              Mesa Air Group, Inc.
                             2325 East 30th Street
                         Farmington, New Mexico  87401
                                 505-327-0271
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                               NOVEMBER 17, 1995
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





                               Page 1 of 8 Pages

                                                SCHEDULE 13D

 CUSIP NOS. 023650 302, 023650 203, 023650 112

-----------------------------------------------------------------------------------------------------------
|   1 | NAME OF REPORTING PERSON                                                                          |
|     | S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON                                                |
|     |                                                                                                   |
|     | MESA AIR GROUP, INC.                                                                              |
|     | 85-0302351                                                                                        |
|-----|---------------------------------------------------------------------------------------------------|
|   2 | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                       (a) [ x ] |
|     |                                                                                                   |
|     |                                                                                         (b) [   ] |
|     |                                                                                                   |
|-----|---------------------------------------------------------------------------------------------------|
|   3 | SEC USE ONLY                                                                                      |
|     |                                                                                                   |
|-----|---------------------------------------------------------------------------------------------------|
|   4 | SOURCE OF FUNDS*                                                                                  |
|     |                                                                                                   |
|     | WC                                                                                                |
|     |                                                                                                   |
|     |                                                                                                   |
|-----|---------------------------------------------------------------------------------------------------|
|   5 | CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT                                 |
|     | TO ITEMS 2(d) OR 2(e)                                                                       [   ] |
|     |                                                                                              ---- |
|     |                                                                                                   |
|     |                                                                                                   |
|-----|---------------------------------------------------------------------------------------------------|
|   6 | CITIZENSHIP OR PLACE OF ORGANIZATION                                                              |
|     |                                                                                                   |
|     | New Mexico                                                                                        |
|---------------------------------------------------------------------------------------------------------|
|            NUMBER OF          |     7 |  SOLE VOTING POWER                                              |
|                               |       |                                                                 |
|             SHARES            |       |  Class A Common Stock                             100,000       |
|                               |       |  Class B Common Stock                           2,185,472       |
|                               |       |  Warrants to Purchase Class B Common Stock        799,767       |
|                               |-------|-----------------------------------------------------------------|
|          BENEFICIALLY         |     8 |  SHARED VOTING POWER                                            |
|                               |       |                                                                 |
|                               |       |  Class A Common Stock                           1,200,000       |
|            OWNED BY           |       |  Class B Common Stock                          13,604,096       |
|                               |       |  Warrants to Purchase Class B Common Stock      4,897,538       |
|                               |-------|-----------------------------------------------------------------|
|              EACH             |     9 |  SOLE DISPOSITIVE POWER                                         |
|                               |       |                                                                 |
|            REPORTING          |       |  Class A Common Stock                             100,000       |
|                               |       |  Class B Common Stock                           2,185,472       |
|                               |       |  Warrants to Purchase Class B Common Stock        799,767       |
|             PERSON            |-------|-----------------------------------------------------------------|
|                               |    10 |  SHARED DISPOSITIVE POWER                                       |
|              WITH             |       |                                                                 |
|                               |       | Class A Common Stock                            1,200,000       |
|                               |       | Class B Common Stock                           13,604,096       |
|                               |       | Warrants to Purchase Class B Common Stock       4,897,538       |
-----------------------------------------------------------------------------------------------------------

                                                              2 of 8

                                                SCHEDULE 13D

 CUSIP NOS. 023650 302, 023650 203, 023650 112

 -----  ---------------------------------------------------------------------------------------------------
|  11 | AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON                                      |
|     |                                                                                                   |
|     | Class A Common Stock                                                         1,200,000            |
|     | Class B Common Stock                                                        13,604,096            |
|     | Warrants to Purchase Class B Common Stock                                    4,897,538            |
|-----|---------------------------------------------------------------------------------------------------|
|  12 | CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN                                    |
|     | SHARES*                                                                            [ ]            |
|     |                                                                                                   |
|-----|---------------------------------------------------------------------------------------------------|
|  13 | PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                                                |
|     |                                                                                                   |
|     | Class A Common Stock                                                               100%           |
|     | Class B Common Stock                                                              27.8%           |
|     | Warrants to Purchase Class B Common Stock                                         47.2%           |
|-----|---------------------------------------------------------------------------------------------------|
|  14 | TYPE OF REPORTING PERSON*                                                                         |
|     |                                                                                                   |
|     | CO                                                                                                |
-----------------------------------------------------------------------------------------------------------

                                          *SEE INSTRUCTIONS BEFORE FILLING OUT


                                                              3 of 8

                 This Amendment No. 1 (this "Amendment") amends and supplements the Schedule 13D filed on September 6, 1994 (the "Schedule 13D") of Mesa Air Group, Inc. (formerly, Mesa Airlines, Inc.), a New Mexico corporation ("Mesa"), with respect to the Class A Common Stock, $0.01 par value per share (the "Class A Common"), the Class B Common Stock, $0.01 par value per share (the "Class B Common"), and the Warrants to Purchase Class B Common (the "Warrants") of America West Airlines, Inc., a Delaware corporation (the "Company"). All capitalized terms used in this Amendment and not otherwise defined herein shall have the meanings ascribed to them in the Schedule 13D.


ITEM 2.  IDENTITY AND BACKGROUND.

                 (a) - (c) The information set forth in the first paragraph is hereby amended by adding the following: At Mesa's annual meeting of shareholders on March 14, 1995, the shareholders approved a change in Mesa's name from "Mesa Airlines, Inc." to "Mesa Air Group, Inc." This Amendment is being filed by Mesa on its own behalf and with respect to two of its wholly-owned subsidiaries, WestAir Holding, Inc., a California corporation that is 100% owned by Mesa ("WestAir"), and Regional Aircraft Services, Inc., a California corporation that is 100% owned by WestAir ("Regional").

                 The information set forth in the table for Larry L. Risley is hereby amended as follows: Mr. Risley's title and present principal occupation is Chief Executive Officer and Chairman of the Board of Directors of Mesa.

                 The information set forth in the table for Blaine M. Jones is hereby amended as follows: Mr. Jones' title is Director of Mesa. Mr. Jones is presently managing personal investments and providing consulting services.

                 The following information is added to the information set forth in the table:

                 J. Clark Stevens is the President and Chief Operating Officer and is also a Director of Mesa. His business address is 2325 East 30th Street, Farmington, New Mexico 87401. His present principal occupation is President and Chief Operating Officer of Mesa.

                 Sarah Pitcher Sproul is the Vice President of Corporate Communications of Mesa. Her business address is 2325 East 30th Street, Farmington, New Mexico 87401. Her present principal occupation is the Vice President of Corporate Communications of Mesa.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                 The information set forth in the first paragraph is hereby amended by adding the following: In addition to the Class A Common, Class B Common and Warrants purchased by Mesa as described herein, Regional also received 2,129 shares of the Class B Common in full and complete satisfaction of certain claims of Regional as a general unsecured creditor of Old America West. These shares of the Class B Common were distributed to Regional pursuant to the Plan as confirmed by the Bankruptcy Court. Neither Mesa, WestAir nor Regional furnished any additional consideration in exchange for the 2,129 shares of the Class B
Common received by Regional pursuant to the Plan.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

                 Items 5(a), 5(b) and 5(c) of the Schedule 13D are hereby amended to read in their entirety as follows:





                               Page 4 of 8 Pages

                 (a) - (b) At the date hereof, Mesa has the sole power to vote and dispose of 100,000 shares of the Class A Common, 2,185,472 shares of the Class B Common, and 799,767 Warrants. Each Warrant entitles a holder to purchase one share of the Class B Common at a price of $12.74 per share. The Class A Common held by Mesa represents approximately 8.3% of the 1,200,000 shares of the Class A Common outstanding as of September 30, 1995, based on information provided by the Company. The Class B Common held by Mesa represents approximately 5.0% of the 43,967,378 shares of the Class B Common outstanding as of September 30, 1995, based on information provided by the Company. The Warrants held by Mesa represent approximately 7.7% of the 10,383,571 Warrants outstanding as of September 30, 1995, based on information provided by the Company. Assuming the exercise by Mesa of its Warrants, the aggregate amount of the Class B Common held by Mesa would be 2,985,239 shares, representing approximately 6.7% of the 44,767,145 shares of the Class B Common that would be assumed to be outstanding upon such exercise.

                 As set forth in Item 6, Mesa has certain understandings and agreements regarding the voting and disposition of its securities of the Company with TPG Partners, L.P., a Delaware limited partnership ("TPG"), TPG Parallel I, L.P., a Delaware limited partnership ("TPG Parallel"), Air Partners II, L.P., a Texas limited partnership ("Air Partners II"), Continental Airlines, Inc., a Delaware corporation ("Continental") and GPA Group plc, an Irish public limited company ("GPA"). As a result of these agreements and understandings, Mesa, TPG, TPG Parallel, Air Partners II, Continental and GPA comprise a group within the meaning of Section 13(d)(3) of the Exchange Act, and each may be deemed to beneficially own the securities of the Company owned by the other. Information concerning the ownership of the Class A Common, Class B Common and Warrants by each of TPG, TPG Parallel, Air Partners II, Continental and GPA is contained in separate Schedules 13D and amendments thereto filed by each of TPG, TPG Parallel, Air Partners II, Continental and GPA. In an amendment filed on November 20, 1995 to its Schedule 13D, GPA reported that on November 14, 1995 it sold 900,000 shares of the Class B Common to Salomon Brothers Inc. at a price of $16.51 per share by means of a block trade on the New York Stock Exchange with a settlement date of November 17, 1995. In the same amendment to its Schedule 13D, GPA reported that it continued to hold 1,384,615 Warrants. In addition, by this Amendment, Mesa is reporting the receipt by Regional pursuant to the Plan of 2,129 shares of the Class B Common in full and complete satisfaction of certain claims by Regional as a general unsecured creditor of Old America West.

                 On the basis of information contained in the Schedules 13D and the amendments thereto filed by each of TPG, TPG Parallel, Air Partners II, Continental and GPA, following the sale by GPA of the 900,000 shares of Class B Common and the receipt by Regional pursuant to the Plan of the 2,129 shares of Class B Common, Mesa, TPG, TPG Parallel, Air Partners II, Continental and GPA, as a group, beneficially own 1,200,000 shares of the Class A Common, 8,706,558 shares of the Class B Common, and 4,897,538 Warrants. The aggregate amount of the Class A Common beneficially owned by the group represents 100% of the 1,200,000 shares of the Class A Common outstanding as of September 30, 1995, based on information provided by the Company. The aggregate amount of the Class B Common beneficially owned by the group represents approximately 19.8% of the 43,967,378 shares of the Class B Common outstanding as of September 30, 1995, based on information provided by the Company. The aggregate amount of Warrants beneficially owned by the group represents approximately 47.2% of the 10,383,571 Warrants outstanding as of September 30, 1995, based on information provided by the Company. Assuming the exercise by the group of its Warrants, the aggregate amount of the Class B Common beneficially owned by the group would be 13,604,096, representing approximately 27.8% of the 48,864,916 shares of the Class B Common which would be assumed to be outstanding upon such exercise.

                 Except as described herein, Mesa does not have the sole or shared power to vote or the sole or shared power to dispose of any shares of the Class A Common, Class B Common or any of the Warrants.





                               Page 5 of 8 Pages

                 To the knowledge of Mesa, except as described herein, none of the persons named in Item 2 has the sole or shared power to vote or the sole or shared power to dispose of any shares of the Class A Common, Class B Common, or any of the Warrants.

                 (c) Except as stated herein, no transactions in shares of the Class A Common, Class B Common or Warrants were effected during the past 60 days by Mesa or, to the best of Mesa's knowledge, any of the persons identified in Item 2.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                 Item 6 of the Schedule 13D is hereby amended by adding the following paragraph immediately prior to the final paragraph thereof:

                 Pursuant to the Stockholders' Agreement and the GPA Voting Agreement, the parties to such agreements have agreed, INTER ALIA, to vote, or recommend the voting of, the shares of the Class A Common and Class B Common held by each of them in favor of the election of a director of the Company designated by GPA during the term of such agreements, provided that GPA shall own at least two percent of the voting equity securities of the Company "(on a fully diluted basis)" and provided further that such director designee is reasonably acceptable to AmWest or its designated assignees. Pursuant to the First Amendment to the Stockholders' Agreement, dated as of September 6, 1994 (filed as Exhibit 7 to this Amendment and incorporated herein by this reference), and an amendment to the GPA Voting Agreement, INTER ALIA, the parenthetical term "(on a fully diluted basis)" in each of such agreements has been defined to provide that the percentage of voting equity securities of the Company modified by such term shall be determined (i) as if the 10,384,615 Warrants issued upon consummation of the Plan shall have been exercised for 10,384,615 shares of the Class B Common as of the date of such determination and (ii) excluding from such determination any potential dilutive effect of certain warrants, options or rights issued subsequent and unrelated to the confirmation of the Plan.





                               Page 6 of 8 Pages

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 7 -- First Amendment to Stockholders Agreement





                               Page 7 of 8 Pages

                                   SIGNATURE


                 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  November 28, 1995

                                        MESA AIR GROUP, INC.


                                        By: /s/ W. Stephen Jackson
                                            ----------------------
                                        Name:  W. Stephen Jackson
                                        Title: Chief Financial Officer





                               Page 8 of 8 Pages

                 FIRST AMENDMENT TO STOCKHOLDERS' AGREEMENT FOR
                          AMERICA WEST AIRLINES, INC.

                 THIS FIRST AMENDMENT TO STOCKHOLDERS' AGREEMENT FOR AMERICA WEST AIRLINES, INC. (this "Amendment) is entered into as of this 6th day of September, 1994 by and among Air Partners II, L.P., a Texas limited partnership, TPG Partners, L.P., a Texas limited partnership, TPG Parallel I, L.P., a Texas limited partnership, Continental Airlines, Inc., a Delaware corporation, Mesa Airlines, Inc., a New Mexico corporation, GPA Group plc, a corporation organized under the laws of Ireland ("GPA"), Robert A. Ewert, David T. Obergfell and William A. Franke (collectively, the "Stockholder Representatives"), and America West Airlines, Inc., a Delaware corporation (the "Company").

                                   RECITALS:

                 WHEREAS, the Amwest Partners, L.P. a Texas limited partnership ("Amwest"), GPA, the Stockholder Representatives and the Company entered into that certain Stockholders' Agreement for America West Airlines, Inc., dated as of the 25th day of August, 1994 (the "Agreement");

                 WHEREAS, the Agreement set forth certain rights and obligations of the parties as stockholders and "Stockholder Representatives" (as defined therein) of the Company;

                 WHEREAS, AmWest was dissolved by operation of that certain Termination Agreement dated as of August 25, 1994, by and among its general and limited partners (the "Termination Agreement");

                 WHEREAS, prior to AmWest's dissolution, by separate letter agreements, each dated August 23, 1994 (the "Assumption Agreements"), Amwest assigned to its limited partners and certain of their Affiliates AmWest's rights and obligations under the Investment Agreement and certain related agreements, and such assignees assumed such rights and obligations pursuant to the Assumption Agreements and certain letter agreements dated August 25, 1994, addressed to the Company and the other parties to the Agreement (the "Letter Agreements");

                 WHEREAS, AmWest's obligations under the Agreement have been collectively assumed by TPG Partners, L.P., TPG Parallel I, L.P., Air Partners II, L.P., Continental Airlines, Inc., and Mesa Airlines, Inc., and their respective Affiliates in accordance with the Termination Agreement, the Assumption Agreements, and the Letter Agreements;

                 WHEREAS, it is the intent of the parties that the Stockholder Representatives not be deemed, by virtue of the

         Agreement, to be acting, in their individual capacities, as a syndicate or group for the purpose of acquiring, holding, or disposing of securities under Section 13(d) of the Securities Exchange Act of 1934, as amended; and

                 WHEREAS, the parties desire to define the term "(on a fully diluted basis)" as used in the Agreement and correct an incomplete reference in the Agreement to certain of the parties thereto.

                 NOW THEREFORE, in consideration of the premises herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

                 1. The Agreement is hereby amended in the following manner:

                 (a)      The following is hereby added to Section 1.0 of the
         Agreement:

                 "(on a fully diluted basis)" shall mean that the determination of percentage of voting equity securities modified by such phrase shall be made (i) as if the 10,384,615 warrants to purchase Class B Common issued upon consummation of the Plan shall have been exercised for 10,384,615 shares of Class B Common as of the date that such determination is made, and
                 (ii) excluding from such determination the potential dilutive effect of any warrants, options or rights relating to Class B Common or nonvoting equity securities convertible directly or indirectly into Class B Common issued subsequent and unrelated to the consummation of the Plan (herein, collectively "Post Plan Convertible Securities"). Neither the use of the phrase "(on a fully diluted basis)" nor any determination of percentage of voting equity securities modified by such phrase shall be deemed to limit the Company's ability to issue securities, and subject to clause (ii) of the immediately preceding sentence, any securities so issued (including, without limitation upon exercise of or in exchange for any Post Plan Convertible Security) shall be included for purposes of any calculation of ownership interests provided for in this Agreement.

                 (b) Clause (I) of Section 2.1(h) is hereby amended and restated to read as follows:

                 (i) to vote the Common Stock held and controlled by them (other than stock held individually by any Stockholder Representative) in favor of the removal from the Board, upon notice by the group or entity having the right to designate such director under this Section
                 2.1 and requesting such removal, of any person or persons designated to the Board by such group or entity, and

                 2.       The parties hereto agree that for purposes of clause
         (i) of the last sentence of Section 4.3 of the Agreement, TPG Partners, L.P., TPG Parallel I, L.P., Air Partners II, L.P., and Continental will be deemed not to be Affiliates of one another.

                 3. All capitalized terms used herein that are not defined herein shall be given the meaning given to them in the Agreement.

                 4.       Except as specifically modified by this Amendment,
         (a) the terms, conditions, and covenants set forth in the Agreement are hereby ratified and confirmed by the parties hereto and are in full force and effect and (b) nothing herein shall in any way alter, impair, or modify the Agreement.

                 5. This Amendment may be executed by the parties hereto in counterparts and by telecopy, each of which shall be deemed to constitute an original and all of which together shall constitute one and the same instrument.

                 IN WITNESS WHEREOF, the parties hereto, by their respective officers thereunto duly authorized, have executed this Agreement as of the date first written above.

                            AIR PARTNERS II, L.P.

                            By:     TPG Genpar, L.P.
                            By:     TPG Advisors, Inc.


                            By:   /s/ Richard P. Schifter
                                  -----------------------
                                  Name:
                                  Title:

                            TPG PARTNERS, L.P.

                            By:     TPG Genpar, L.P.
                            By:     TPG Advisors, Inc.


                            By:   /s/ Richard P. Schifter
                                  -----------------------

                                  Name:
                                  Title:

                            TPG PARALLEL I, L.P.

                            By:     TPG Genpar, L.P.
                            By:     TPG Advisors, Inc.


                            By:   /s/ Richard P. Schifter
                                  -----------------------
                                  Name:
                                  Title:

                            CONTINENTAL AIRLINES, INC.


                            By:   /s/ Charles T. Goolsbee
                                  -----------------------

                            Name:  Charles T. Goolsbee
                            Title: EVP Corporate Affairs

                            MESA AIRLINES, INC.


                            By:   /s/ Larry L. Risley
                                  -------------------

                            Name:  Larry L. Risley
                            Title: Chairman,President, CEO

                           GPA GROUP plc

                           By:   /s/ Michael Walsh
                                 -----------------------

                           Name:   Michael Walsh
                           Title:  Vice President - Legal

                           /s/ Robert A. Ewert
                           -----------------------------
                           Robert A. Ewert,
                           Stockholder Representative


                           /s/ David T. Obergfell
                           -----------------------------
                           David T. Obergfell,
                           Stockholder Representative


                           /s/ William A. Franke
                           -----------------------------
                           William A. Franke,
                           Stockholder Representative



                           AMERICA WEST AIRLINES, INC.


                           /s/ William A. Franke
                           -----------------------------
                           Name:
                           Title: